The Inside Story




WALL STREET

Annual Report 2002



When a company's mission is so closely aligned with its customers' mission, positive results are guaranteed to happen. See our story inside this report.

Table of Contents

Company and Market Highlights

Our mission is to advance veterinary medicine. We focus our leading-edge science, veterinary expertise and long-range thinking on solving important problems in key areas of companion animal health.

Companion animal health historical growth has been driven by innovation.

- Over $1 billion in market growth since 1993
- Driven primarily by innovative products for heartworm prevention, flea control and other pharmaceuticals

We demonstrate leadership by offering veterinarians a wide range of products with superior quality and value.

Q4 2002 — 1st profitable quarter in company history with over $1 million in net income . . . and more important milestones to come.

In 2002, strong year-over-year growth was achieved in our Companion Animal Health product segment.

Since inception, Heska has invested strategically in the research and development of innovative products. Our commitment to research is producing a rich pipeline, with 3 new companion animal health products expected to be introduced in 2003.

We protect our investments by maintaining a strong intellectual property position — 177 issued U.S. patents as of March 31, 2003.

Dear Fellow Shareholders:

Heska Corporation remains firmly committed to our mission — advancing veterinary medicine and improving the lives of companion animals. Our belief in the importance and value of the human-companion animal bond drives us to discover and develop new product advancements every year. Focused on creating solutions for veterinarians who serve that bond, we expect our business and our shareholders to enjoy continued success.

We Delivered Results in 2002

We are extremely pleased with our 2002 results. These results represent progress, growth and confidence in Heska's future. My letter last year stated that our preeminent goal for 2002 was to transition to profitability by the end of the year. We certainly achieved that goal, having reported that June 2002 was our first profitable month in the Company's history. More importantly, we generated over $1 million in net profit in the fourth quarter. This was a very exciting milestone and validated our strategy, our business model and the great work accomplished by our employees. For some time, we have stated our intentions to become profitable as soon as possible without sacrificing the growth potential that comes with continued investment in research and development. Our strategies to attain profitability have included: 1) revenue growth, with focus on our companion animal health products; 2) improved gross profit margin; and 3) continued careful management of operating expenses. Once again, we delivered on each of these strategic elements. We generated quality revenue growth with our highest annual gross profit margins to date, and our operating expenses were the lowest since Heska has been publicly traded.

Future Growth

We continue to invest strategically in research and development. Although lowered in 2002, our expenses were still over $8.5 million in R&D and intellectual property endeavors. We believe these investments will lead to continued growth through the introduction of novel products and significant intellectual property protection. Our talented and efficient R&D team was responsible for the introduction of two important product advancements in 2002 — the E.R.D.-Screen™ Urine Test (now known as E.R.D.-HealthScreen™) and the Vet/Ox® G2 Digital™ Monitor — and we expect three additional introductions in 2003.



Robert B. Grieve

At the end of March 2003 we owned, co-owned or had rights to 177 issued U.S. patents addressing many aspects of the most important markets in our industry. For example, we announced in February the issuance of the first in a series of patents covering Heska's flea genomics technology. The flea control market is the largest single market in companion animal health. Throughout this report you will see references to the E.R.D.-HealthScreen™ Urine Test. We believe this product is an exciting advance in canine veterinary medicine and serves as a completely novel test for canine wellness. Beyond the compelling value of the E.R.D.-HealthScreen test, we chose to focus on this product in our report because it is an excellent example of how we create and commercialize product advancements. I encourage you to read more about this innovative product and its creation story in other sections of our report. With industry awareness created by our canine E.R.D.-HealthScreen test and the technical knowledge gained in creating that product, we are developing a similar product for cats. With the introduction of this feline product scheduled later in 2003, we plan to also make a significant impact on feline health and well being.

Growth and Focus in a Market with a Bright Future

As we face the future, we do so with the confidence afforded by our continuously improving financial performance and by our expected continuing growth. Our confidence is buoyed by our strategic focus on companion animal health, which remains unaffected by the negative 2002 growth demonstrated in the overall animal health industry. Declines in the food animal sector of the industry were largely offset by growth in companion animal health. While our competitors' growth expectations generally have significant exposure outside of companion animal health, we believe our companion animal focus, coupled with our commitment to R&D, establishes our foundation for future growth.

Growth opportunities in our business both inside and outside the U.S. will also provide us with some of our future challenges. With our anticipated growth, we need to continuously optimize the scalability of our business. Resource allocations and business systems will need ongoing evaluation and refinement, yet we are eager to face such challenges.

It is important to note that Heska enjoys leadership that is very driven toward shareholder return. Our senior management has been significantly enhanced in the past year with the addition of people with new, relevant skills, and our Board of Directors has been an excellent resource. I am the only inside Director on our Board. The outside Directors provide considerable operational and strategic counsel and share my commitment to excellence in corporate governance.

I am very grateful to all of our employees, as well as our Board of Directors, for a great 2002. Our accomplishments required an abundance of discipline and hard work. We look forward to even better performance in 2003 and have made our overarching annual financial goal the attainment of positive operating cash flow for the full year of 2003. With our many recent successes, our business model, our selected business focus and our concerted efforts towards such aggressive goals, we are confident our shareholders will be rewarded.



Robert B. Grieve
Chairman and Chief Executive Officer

At Heska Corporation, our mission is to advance veterinary medicine and make a difference in the lives of companion animals. When a company's mission is so closely aligned with that of its customers', positive results are guaranteed. The following is our story about a product that is not only advancing veterinary medicine, but serves as an excellent example of everything we strive to accomplish as scientists, veterinarians and pet owners.



Dr. Joey Sneva has a prevailing objective — to make a difference in the lives of her patients and their human companions. Although there are moments of sadness and frustration, she finds many opportunities to truly make that positive difference. With skill, experience and important advances in veterinary medicine, she and her colleagues can often change the outcome of disease and alter the course of a patient's life.

As a veterinarian and a pet owner, the story of a product like the E.R.D.-HealthScreen™ Urine Test has many implications to Dr. Sneva. The E.R.D.-HealthScreen test represents a major advance in canine medicine. Using this new test, Dr. Sneva can discover kidney damage caused by underlying disease conditions — disease that may otherwise go undetected during a routine health exam. This new technology serves as an early warning system and provides veterinarians the chance to extend their patients' lives through early intervention during a disease process. An E.R.D.-HealthScreen test result also represents physical evidence that veterinarians can use to educate their pet owners about disease prevention.

"When you can show a client that a positive E.R.D.-HealthScreen test represents damage to their dog's kidneys, caused by a common condition such as dental disease, it justifies your treatment recommendations for a dental cleaning in an otherwise healthy pet."

Diagnosis: Classic dental disease, E.R.D.-HealthScreen Positive
Treatment: Dental prophy
Result: E.R.D.-HealthScreen Negative


Joey Sneva, DVM
Cache La Poudre Veterinary Clinic
De-Two, Age 7 1/2
Entertains everyone with her "human-like" smile

Wayne Jensen, DVM
Senior Director, Diagnostic Development
Heska Corporation



Jake, Age 3

Best trick: Has a "happy" growl when scratched



Creating a product like the E.R.D.-HealthScreen™ test requires a certain culture.

Progressive renal disease is a leading cause of death in dogs and conventional testing methods can only detect this disease after about 70% of kidney function is already lost. In the spirit of advancing veterinary medicine and addressing the need for better diagnostic capabilities, our team of scientists and veterinarians set out to identify a biological marker that could serve as an indicator of kidney damage caused by progressive renal disease. What we discovered turned out to be much more.

Not only was a marker identified and validated as an early indicator of progressive renal disease (where kidneys are damaged to the point of failure), but we discovered that this marker also signaled the earliest stages of kidney damage caused by many other common diseases such as periodontal disease, skin infections, heartworm and lyme disease, high blood pressure and even some types of cancer. Our R&D team formulated a simple test that detects very small amounts of this marker in the urine, thereby indicating kidney damage when a positive E.R.D.-HealthScreen result is obtained.

"What a breakthrough! Never before have veterinarians been able to offer their clients a test capable of detecting such a broad spectrum of underlying diseases in their pets. Now we have an early warning system to dramatically improve our capabilities for fighting some important diseases."

Diagnosis: E.R.D.-HealthScreen Negative
Treatment: Routine testing during every annual exam
Result: Confidence that Jake remains healthy from the inside out

Formerly known as the E.R.D.-Screen™ test, the E.R.D.-HealthScreen™ test represents a major advance in canine medicine. Using this new addition to routine canine health exams, veterinarians can discover underlying disease conditions that may otherwise go undetected.

What's the story behind a product like the E.R.D.-HealthScreen™ Urine Test?



Data-driven marketing to support our customers in utilizing this new tool in their practice
Bold science combined with unmatched veterinary expertise
Close, effective relationships with our customers and collaborative partners
HESKA
E.R.D.-HealthScreen™
Canine Urine Test
Strategic investment in purpose-driven research and development
Revolutionary new technology for the early discovery of many common diseases during a canine annual health exam



Like many of Heska's products, the E.R.D.-HealthScreen™ test was the first of its type, completely unique. In fact, this innovative technology represents a new capability to discover and treat common diseases earlier than ever before. While having a novel product with no head-to-head competition sounds like a definite advantage, it also requires a great deal of marketing courage. In most respects, it is considered much easier to follow competition into an existing market than to create a new market that requires our customer to practice differently.

Using the E.R.D.-HealthScreen test in a survey of over 3000 dogs, it was revealed that 1 in 4 were found to have undetected kidney damage. Driven by these exciting prevalence data, Heska's marketing team carefully analyzed the medical and commercial opportunities, as well as the implications of such an important tool in the market. As a result, important co-marketing partnerships were formed to help build rapid knowledge and belief in the value of the test.

"Improving the health of potentially millions of dogs that receive an annual health exam is a tremendous opportunity. Our objective is to ensure that a nation of veterinarians and pet owners know about the E.R.D.-HealthScreen test, believe in it and want to use it. We do believe it is one of the most significant tools in veterinary medicine and, within a few years, will become a cornerstone test to determine the health of any dog."

Diagnosis: E.R.D.-HealthScreen Negative
Treatment: Routine testing during every annual exam
Result: Early detection can reduce the long-term impact of kidney damage from diseases commonly affecting middle-aged and older dogs


Richard Donnelly
Senior Director, Marketing
Heska Corporation

Brandy, Age 7

Thinks she's the only girl in Richard's life



We all know business is about relationships. At Heska we depend on a number of strong relationships to create demonstrated advancements in veterinary medicine and positive commercial results.

At every step of a product's lifecycle, partnerships form to produce important discoveries, better treatment alternatives and superior diagnostic tools for the prevention of disease. The interaction of our sales team and our customers is just one example. The partnerships that we have formed with our customers ensure that we maintain a solid understanding of their needs and their toughest challenges.

"As the value of the human-companion animal bond continues to increase in our society, veterinarians play an increasingly important role. Our pets are such valued family members that we often spend more on their healthcare than we do on our own. We also demand the best care we can afford. We recognize that this demand creates very high expectations of veterinary healthcare professionals and the standards with which they practice."

Heska believes that the E.R.D.-HealthScreen™ test raises the standard of healthcare veterinarians can now offer their clients and patients. Mentioned previously, other strategic partnerships have formed out of recognizing what this product can serve to accomplish. For example, Heska and Hill's Pet Nutrition, Inc. currently have a co-marketing agreement aimed at providing veterinarians with the most comprehensive program available for detecting and treating kidney disease in dogs. And Veterinary Pet Insurance now includes E.R.D.-HealthScreen testing as part of their Vaccination & Routine Care Coverage endorsement. These business relationships are a great example of what we strive for with all of the products we offer. Committed to an ethical channel, we partner with veterinarians, educational institutions and sometimes even human healthcare companies to create solutions for many of the problems that veterinary healthcare professionals face today.

Diagnosis: E.R.D.-HealthScreen Negative
Treatment: Even at age 1, some veterinarians have chosen careful kidney monitoring as part of routine care
Result: Early detection before significant kidney damage can occur


Joe Ben Garza
Territory Manager
Heska Corporation

Bailey, Age 1

Thinks shoes are a major food group


Katie Clarke
Animal Resources Technician
Heska Corporation

Delilah, Age 5

Cuddles Katie's dog while sleeping in his bed



We believe that the story behind the E.R.D.-HealthScreen™ Urine Test represents the passion, commitment and excellence that Heska strives for.

So where do we go from here? Conscientious pet owners view the E.R.D.-HealthScreen Canine Urine Test as an opportunity. They gladly take advantage of this simple 3-minute urine test that could result in a longer, healthier life for their pet. Veterinarians are recognizing its potential to revolutionize annual health exams. Heska sees a very bright future for this product!

Although we're very proud of all the advancements we have in our pipeline, we're especially excited about launching the feline version of this product later in 2003 — E.R.D.-HealthScreen™ Feline Urine Test. As it is in dogs, renal disease is also a leading cause of death in cats.

"Through careful analysis of a growing body of data and continued diligence in our research, we plan to launch a product with just as much impact on the wellness of cats as the canine test has had on the wellness of dogs."

Diagnosis: Chronic lymphocytic leukemia, currently E.R.D.-HealthScreen Negative
Treatment: Routine testing during every annual exam
Result: With an existing disease already diagnosed, Delilah will benefit from regular health exams that help to guard her kidneys from significant damage

E.R.D.-HealthScreen™ Urine Test for cats — coming in 2003.



We believe that a product like the E.R.D.-HealthScreen™ Urine Test represents the passion, commitment and excellence that Heska possesses as we strive to advance veterinary medicine. Our products are designed to serve our customers' needs as they serve us as pet owners. We are excited about our company's future and the products in our pipeline.

Near-Term Product Pipeline

Heska's team of scientists work to create products through both internal research and development and external collaborations. Our strategic research enhances our ability to create novel products and our ability to acquire new product opportunities.


Feline UltraNasal™ Vaccine
Protects cats from respiratory viral infection using a simple, very safe, mucosal delivery system to the nose
Feline E.R.D.-HealthScreen™ Urine Test
In-clinic urine test for the early detection of renal damage in cats
2003
Early 2004

Additional future products in the pipeline include diagnostic and monitoring instruments, point-of-care diagnostics, vaccines and pharmaceutical products that address unmet clinical needs of veterinarians and unmet medical needs of companion animals.

Feline IMMUCHECK™ Assay

Identifies cats that are already protected from infection by the 3 most common feline respiratory viruses



Canine Tri-Heart™ PLUS Chewable Tablets

A highly palatable anti-parasitic pharmaceutical

Selected Product Advancements


E.R.D.-HealthScreen
Urine Test
ImmunoDip
CANINE


E.R.D.-HealthScreen
HESKA

E.R.D.-HealthScreen™ Canine Urine Test

ADVANCEMENT: *New detection capability that provides for the early detection of kidney damage during routine health exams*

ADVANTAGE: Allows for the early discovery of many common diseases, through the detection of kidney damage, resulting in longer, healthier lives for pets

Routine, in-clinic health exam test


Heska
C
T
Canine
Heartworm


Heska
Canine
Heartworm

Solo Step® CH Test Cassettes

ADVANCEMENT: Accurate results in only 1 step and with just 3 drops of blood

ADVANTAGE: Simple, fast and accurate results during a routine health exam

Routine, in-clinic diagnostic test for the detection of canine heartworm infections

Heska advances veterinary medicine with unique diagnostic tools, innovative solutions in veterinary instrumentation, leading-edge pharmaceuticals and a sharp focus on our customers' unmet needs.

The Complete HESKA® Lab System









PANEL-V



HESKA

Vet ABC-Diff Hematology Analyzer
In-clinic hematology system

ADVANCEMENT: Affordable and reliable hematology analyzer with proven technology

ADVANTAGE: Fast, accurate results that veterinarians can trust

SPOTCHEM™ EZ Chemistry Analyzer
In-clinic chemistry system

ADVANCEMENT: Affordable blood chemistry/wellness testing

ADVANTAGE: Now, veterinarians can provide affordable serum chemistry testing in routine health exams



i-STAT

i-STAT® Portable Clinical Analyzer
Internal medicine analyzer

ADVANCEMENT: Provides a complete analysis of a patient's vital blood chemistry in just 2 minutes

ADVANTAGE: Fast, critical information in any emergency situation, as well as in the clinic

Bold Science, Strategic R&D, Smart Marketing



97
123
12
101.0



Vet/Ox® G2 Digital™ Monitor

ADVANCEMENT: The **ONLY** completely digital vital signs monitor

ADVANTAGE: Advanced signal processing eliminates common problems inherent to other monitor designs

Advanced, digital vital signs monitoring



ALLERCEPT
Definitive
Allergen
Panels
HESKA



HESKA
Patient

ALLERCEPT® 48-Allergen Panel Test and ALLERCEPT® Treatment Sets

ADVANCEMENT: Highly definitive, allergen-specific blood testing system that provides precise treatment prescriptions

ADVANTAGE: An effective long-term solution for the accurate diagnosis and treatment of pet allergies

Definitive allergy assessment and treatment system

Dear Fellow Shareholders:

In 2002, Heska Corporation reported profitability for the first time — an important goal and milestone for the company. June and the quarter ended December 2002, respectively, were the first profitable month and quarter in our history. As I will discuss, we continued to improve our operating performance as the year progressed. It's also important to remember that we made some strategic business decisions we believe set the stage for future growth.

We Chose to Focus Our Resources on the Canine and Feline Markets

Last summer we made the strategic decision to exit the equine market and focus our resources on canine and feline animal health products.

While our equine Flu Avert™ I.N. vaccine was an excellent product, it was the only major product we had in the equine market. We realized that to be truly competitive we would have to offer a portfolio of equine products, as well as make a financial commitment to sales and marketing support in that market. As we considered our alternatives, we felt we were running the risk of not being particularly strong in any area by taking on too many projects and potentially underfunding all of them. We decided to license substantial product rights for our equine Flu Avert I.N. vaccine to Intervet, Inc. An agreement in July 2002 allowed us to generate incremental capital, eliminate future research and development costs for equine projects and focus our resources in core areas.

Setting the Stage for Consolidated Revenue Growth

Our Diamond Animal Health subsidiary is strategically valuable because it provides us with a vaccine and pharmaceutical production capability, which should allow us to capture greater margin as our research and development pipeline generates more products. Since the plant is currently running well below capacity, it makes sense to manufacture products for third parties to help cover the overhead and generate incremental cash flow. The historical problem is that most Diamond revenue has been generated under contracts without any annual minimums. This has introduced volatility into Diamond's revenue stream. Unfortunately, this volatility often served to mask the underlying success in our core area of focus — canine and feline animal health.



Jason Napolitano

We addressed this problem in 2002; we signed a long-term agreement with Agri Laboratories, Ltd., the largest U.S. private label marketer of veterinary vaccines and pharmaceuticals whose shareholder distributors' combined distribution network covers nearly half of the U.S. market. Under the agreement, we have given AgriLabs exclusive rights to a line of our superb bovine vaccines through 2013. In order to maintain exclusivity, AgriLabs must generate certain minimum amounts of revenue at Diamond, which grow annually through the life of the contract. We have also begun to try to move other Diamond customers to contracts with "take-or-pay" minimums, or at least minimum revenues that have a consequence, such as the loss of certain rights.

Our goal for Diamond is steady, inflationary-type growth. We are hopeful the measures we have taken in 2002 will ensure this growth in the intermediate- to long-term — and make progress in our companion animal health business more transparent to investors in the process.

2002 — A Year of Steady Financial Improvement

When looked at quarter by quarter, 2002 can be viewed as a year of steady improvement for Heska. Our operating principles continue to focus on revenue and gross margin growth along with disciplined control of operating expenses.

As you can tell from the graphs that follow, our year-over-year quarterly revenue growth in our continuing companion animal business accelerated throughout the year, coming in at approximately 4%, 14%, 15% and 27% growth for the first through fourth quarters, respectively. We believe at least some of this accelerating growth can be attributed to our direct sales team adjusting to a new distribution model we introduced at the beginning of 2002.

Our gross margin percentage also increased to nearly 40% from 38% in 2001, continuing a trend toward higher consolidated margins as our companion animal business, with its affiliated higher margins, continues to grow.

Perhaps most impressively, we achieved these gains while dramatically reducing operating expenses. For the year, operating expenses were down over 20%, and each quarter in 2002 had lower operating expenses than the corresponding quarter in 2001. In addition, operating expenses were sequentially reduced each quarter in 2002. Our previous restructuring efforts, along with disciplined expense control, laid much of the groundwork for these reductions.

For the full year, we reported our lowest net loss as a public company. The fourth quarter was the best quarter in our history, with over $1 million of net income and record revenues.

We Are Excited About Our Future

As an organization, we enter 2003 with a great deal of enthusiasm. We feel we have substantial business momentum and the right plan to take Heska to the next level. Despite the significant levels of expense reduction, we believe we took a rational approach and were careful to ensure we continued to make investments for our future growth. Focusing our business allowed us to continue to invest in product development as well as in our people. In the coming year, we are eager to launch new products and continue to build on the success we enjoyed in 2002.



Jason Napolitano
Executive Vice President, Chief Financial Officer and Secretary

Selected Consolidated Financial Information

Consolidated Statement of Operations Data

(in thousands, except per share amounts)

	Year Ended December 31,				
	1998	**1999**	**2000**	**2001**	**2002**
Total revenue	$39,772	$51,176	$52,675	$48,283	$51,326
Cost of products sold	29,087	36,386	33,299	28,655	30,201
Selling and marketing	13,188	15,073	14,788	13,981	13,128
Research and development	25,126	17,042	14,929	13,565	8,570
General, administrative and amortization of goodwill and intangible assets	14,684	13,459	10,360	8,181	6,755
Restructuring expenses, loss on sale of assets and other	3,643	3,803	639	2,023	1,007
Loss from operations	(45,956)	(34,587)	(21,340)	(18,122)	(8,335)
Net loss	(44,274)	(35,836)	(21,870)	(18,691)	(8,669)
Basic and diluted net loss per share	(1.79)	(1.31)	(0.65)	(0.48)	(0.18)

Consolidated Balance Sheet Data

(in thousands)

	Year Ended December 31,				
	1998	**1999**	**2000**	**2001**	**2002**
Cash and cash equivalents	$51,930	$23,981	$5,658	$5,710	$6,026
Total current assets	71,520	48,617	23,549	25,675	24,700
Total assets	98,054	71,168	39,160	37,757	35,585
Line of credit and current portion of long term debt and capital leases	9,253	5,608	2,146	6,552	9,934
Total current liabilities	17,824	19,466	10,242	17,460	19,274
Long term debt and capital leases	7,827	5,146	2,808	2,109	770
Total stockholders' equity	67,114	45,439	25,100	17,166	9,210

Selected Financial Highlights


Total Revenue
1998 – 2002 (in millions)
$39.8
$51.2
$52.7
$48.3
$51.3
Sold Businesses: Center Laboratories and Heska UK
License/R&D
Companion Animal
Diamond
1998
1999
2000
2001
2002

Favorable Total Revenue Mix. This graph shows the breakout of our revenue historically. Total continuing product revenue (*i.e.*, revenue excluding sold businesses and research, development and other) has increased every year we have been a public company, with the Companion Animal Health segment representing a higher percentage every year.


Gross Margin on Product Sales
1998 – 2002
24.3%
27.6%
32.8%
38.2%
39.7%
1998
1999
2000
2001
2002

Improving Gross Margin on Product Sales. We have increased our gross margin every year since 1998. This is largely a result of a greater proportion of our product mix coming from higher margin products, a result expected as our Companion Animal Health segment, with its affiliated higher margins, increases as a percent of the overall business as seen on the previous graph.


Companion Animal Health Product Revenue
1998 – 2002 (in millions)
$15.3
$25.1
$28.2
$32.7
$35.9
1998
1999
2000
2001
2002

Increasing Companion Animal Health Product Revenues. This graph represents revenue in our core area of focus — companion animal health. We have grown revenue in this segment every year we have been a public company, generating compounded annual growth of 24% since 1998.


Operating Expenses
1998 – 2002 (in millions)
$56.6
$49.4
$40.7
$37.8
$29.5
1998
1999
2000
2001
2002

Decreasing Operating Expenses. We have decreased our absolute level of operating expenses every year since 1998. This is largely the result of our efforts to restructure and rationalize our business, as well as to maintain continued expense control vigilance.


Net Loss
1998 – 2002 (in millions)
1998
1999
2000
2001
2002
$44.3
$35.8
$21.9
$18.7
$8.7

Improving Bottom Line Performance. The combination of strong product revenue growth, improved gross margins and reduced operating expenses has resulted in a strong and steady improvement in our bottom line performance every year since 1998. This has been accomplished while continuing to invest in our product pipeline.


Quarterly Companion Animal Health Product Revenue
2001 – 2002 (in millions)
Q1
Q2
Q3
Q4
$7.5 $7.6
$6.8 $7.1
$8.2
$9.2
$7.8
$8.8
$7.2 $7.6
$6.6
$7.5
$9.8 $11.5
$9.1
$11.5
Global positive revenue from equine influenza vaccine
Continuing
'01 '02
'01 '02
'01 '02
'01 '02

2002 — Accelerating Growth in Companion Animal Health Revenue. This graph compares 2002 and 2001 quarterly Companion Animal Health revenue. We have adjusted for the positive quarterly revenue contributed globally by our equine flu vaccine, which is no longer included in the Companion Animal Health segment as a result of a strategic decision on our part to focus on the canine and feline markets. We believe at least some of this growth can be attributed to our direct sales team adjusting to a new distribution model we introduced at the beginning of 2002.


Quarterly Operating Expenses
2001 – 2002 (in millions)
$9.2
$8.1
$8.6
$7.8
$8.5
$7.1
$11.5
$6.5
2001
2002
Q1
Q2
Q3
Q4

2002 — Continual Decrease in Operating Expenses. We continued to decrease operating expenses each quarter in 2002, both as compared to 2001 and on an absolute basis. Much of the groundwork for these reductions was laid by our previous restructuring efforts along with disciplined expense control. We decreased operating expenses by over 20% as compared to 2001.


Quarterly Net Income
2001 – 2002 (in millions)
Q1
Q2
Q3
Q4
2001
2002
$1.1
$2.8
$3.1
$3.9
$3.9
$5.6
$4.6
$4.7

2002 — Improved Bottom Line Performance. Our bottom line improved every quarter in 2002, as compared to 2001. The fourth quarter was our first profitable quarter ever. For the full year, we decreased our net loss by over 50% as compared to 2001, outpacing both our revenue growth and our expense reduction rates. This was the result of simultaneously higher revenues, increased gross margins and decreased operating expenses.

Board of Directors

William A. Aylesworth, Senior Vice President and Chief Financial Officer, Texas Instruments Incorporated

A. Barr Dolan, President, Charter Venture Capital

Robert B. Grieve, Chairman and Chief Executive Officer, Heska Corporation

Peter Eio, Former President of LEGO Systems, Inc.

G. Irwin Gordon, General Partner, Trion Group

Lyle A. Hohnke, General Partner, Tullis Dickerson Company

John F. Sasen, Sr., Executive Vice President and Chief Marketing Officer, PSS/World Medical, Inc.

Lynnor B. Stevenson, Managing Member, Alta Biomedical Group LLC

Management

Robert B. Grieve, Chairman and Chief Executive Officer

Jason A. Napolitano, Executive Vice President, Chief Financial Officer and Secretary

Dan T. Stinchcomb, Executive Vice President, Research and Development

Carol T. Verser, Executive Vice President, Intellectual Property and Business Development

Michael A. Bent, Vice President, Controller and Principal Accounting Officer

Mark D. Cicotello, Vice President, Human Resources*

Albert Honsch, Jr., Vice President, Sales

Michael J. McGinley, General Manager and Vice President, Diamond Animal Health*

Joseph H. Ritter, Vice President, International Business*

Subsidiary Locations

Diamond Animal Health, Inc., Des Moines, Iowa, Tel. 515-263-8600

HESKA AG, Fribourg, Switzerland, Tel. +41 26 347 21 40

Company Information

Corporate Office: Heska Corporation, 1613 Prospect Parkway, Fort Collins, Colorado 80525
Tel. 970-493-7272, Fax. 970-484-9505, Web site. **www.heska.com**

Independent Public Accountants: KPMG LLP, Denver, Colorado

General Counsel: Wilson Sonsini Goodrich & Rosati, San Francisco, California

Transfer Agent: Computershare Trust Company, Lakewood, Colorado

Stock Listing Symbol: HSKA; Stock Exchange: Nasdaq SmallCap Market

Annual Meeting: May 29, 2003, Heska Corporation, 1613 Prospect Parkway, Fort Collins, Colorado, 9:00 a.m.

A copy of our annual report to the Securities and Exchange Commission on Form 10-K is available without charge on our Web site or upon written request to: Heska Corporation, Attention: Investor Relations, 1613 Prospect Parkway, Fort Collins, Colorado 80525, Tel. 970-493-7272

Forward-Looking Statements: With the exception of historical matters, this annual report contains express or implied forward-looking information about Heska's future financial performance including revenue growth, improved gross profit margins, transition to profitability and future products in our development pipeline that are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including delays in market acceptance; delays in future product development; our ability to raise sufficient cash or access available borrowings to fund future operations as needed; failure to receive or delays in receiving regulatory approvals; lack of enforceability of patents and proprietary rights; quality of management; competition; changes in business strategy or development plans; inability to obtain renewal or continuation of contracts, or obtain exclusivity, to market, sell or distribute certain products described herein; inability to manufacture product at currently projected costs and other risks detailed from time to time in Heska's SEC reports, including its Annual Report on Form 10-K for the year ended December 31, 2002. These forward-looking statements speak only as of the date thereof. Heska disclaims any intent or obligation to update these forward-looking statements.

*Non-Section 16 board-elected officer. All other officers identified above are executive officers of Heska under Section 16 of the Securities Exchange Act of 1934, as amended.



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